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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Morgans Hotel Group Co.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
61748W108

(CUSIP Number)
Robert S. Taubman
OTK Associates, LLC
200 E. Long Lake Road, Suite 300
Bloomfield Hills, Michigan 48304
(248) 258-6800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 18, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	61748W108

1	NAMES OF REPORTING PERSONS OTK Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,500,000(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,500,000(1)

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,500,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1)	This Schedule is filed by OTK Associates, LLC and its managers, Robert S. Taubman and Michael E. Olshan (the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. The shares reported as beneficially owned by each Reporting Person are the same shares, which are owned by OTK Associates, LLC.
 Page 2 of 11 pages

CUSIP No.	61748W108

1	NAMES OF REPORTING PERSONS Robert S. Taubman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,500,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

4,500,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,500,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	This Schedule is filed by OTK Associates, LLC and its managers, Robert S. Taubman and Michael E. Olshan (the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. The shares reported as beneficially owned by each Reporting Person are the same shares, which are owned by OTK Associates, LLC.
 Page 3 of 11 pages

CUSIP No.	61748W108

1	NAMES OF REPORTING PERSONS Michael E. Olshan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,500,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

4,500,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,500,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	This Schedule is filed by OTK Associates, LLC and its managers, Robert S. Taubman and Michael E. Olshan (the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. The shares reported as beneficially owned by each Reporting Person are the same shares, which are owned by OTK Associates, LLC.
 Page 4 of 11 pages

Item 1. Security and Issuer
     The title of the class of equity securities to which this statement relates is common stock, par value $0.01 per share (“Common Shares”), of Morgans Hotel Group Co., a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 475 Tenth Avenue, New York, New York 10018.
Item 2. Identity and Background
     (a)-(c) This statement is being filed by OTK Associates, LLC, a Delaware limited liability company (“OTK”), and its managers, Robert S. Taubman (“Taubman”) and Michael E. Olshan (“Olshan”). OTK was formed under the laws of the State of Delaware and is an investment entity. OTK’s business and principal office address is 200 E. Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304.
     Robert S. Taubman’s present principal occupation or employment is Chairman of the Board, and President and Chief Executive Officer of Taubman Centers, Inc., a real estate investment trust, and The Taubman Company LLC, which provides property management, leasing, development and other administrative services to, among others, Taubman Centers, Inc. and its shopping centers. Robert S. Taubman’s, Taubman Centers, Inc.’s and The Taubman Company LLC’s business and principal office address is 200 E. Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304.
     Michael E. Olshan’s present principal occupation or employment is Managing Director of O-CAP Management, LLC, an investment fund. Michael E. Olshan’s and O-CAP Management, LLC’s business and principal office address is 712 Fifth Avenue, New York, New York 10019.
     (d)-(e) During the past five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) OTK is a limited liability company organized under the laws of Delaware. Robert S. Taubman and Michael E. Olshan are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     4,500,000 Common Shares were purchased by OTK for an aggregate consideration of approximately $68,400,000 of its working capital. OTK received funds through contributions of capital from its initial members.
Item 4. Purpose of Transaction
     The information set forth in Item 4 of the Schedule 13D, as amended, is hereby amended and supplemented by adding the following:
 Page 5 of 11 pages

CUSIP No. 61748W108
     The purpose of this filing is to report that on March 18, 2011, OTK Associates, LLC received a letter from the Corporate Governance and Nominating Committee (the “Committee”) of the Board of Directors of the Company advising OTK Associates, LLC that the Committee will recommend to the Board of Directors of the Company that Jason Taubman Kalisman be elected to the Board of Directors of the Company. Mr. Kalisman has a pecuniary interest in OTK Associates, LLC. A copy of that letter is filed hereto as Exhibit D to the Schedule 13D and is incorporated by reference into this Item 4 as if set out herein in full.
     The Reporting Persons intend to evaluate on an ongoing basis OTK’s investment in the Company and OTK’s options with respect to such investment. From time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to OTK’s investment in the Company including, without limitation, (i) to hold the Common Shares as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the Company’s securities) or (ii) to acquire beneficial ownership of additional securities of the Company in the open market, in privately negotiated transactions or otherwise.
     In connection with their evaluation, the Reporting Persons may seek to meet with the board of directors and/or members of senior management or communicate publicly or privately with other shareholders or third parties to indicate OTK’s views on issues relating to the strategic direction undertaken by the Company and other matters of interest to shareholders generally. As part of any such discussions, the Reporting Persons may suggest changes in, or take positions relating to, the strategic direction of the Company as a means of enhancing shareholder value. Such suggestions or positions may be related to one or more of the transactions specified in clauses (a) through (j), below.
     The Reporting Persons intend to review OTK’s investment in the Company on a continuing basis and, depending upon the price and availability of the Company’s securities, subsequent developments concerning the Company, the Company’s business and prospects, other investment and business opportunities available to OTK, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of OTK’s investment in the Company or to sell any or all of the securities of the Company that it holds.
     Other than as described above, the Reporting Persons do not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the Company’s present capitalization or dividend policy, (f) any other material change in the Company’s business or corporate structure, (g) any changes in the Company’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation
 Page 6 of 11 pages

CUSIP No. 61748W108
system of a registered national securities association, (i) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
     (a) Based on information contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, there were 30,311,503 Common Shares outstanding as of March 15, 2011. As of March 18, 2011, OTK beneficially owned 4,500,000 Common Shares, representing 14.85% of the Company’s outstanding Common Shares. OTK is managed by Robert S. Taubman and Michael E. Olshan, with actions taken and made by, or with the written consent of, both of them. As a result the managers of OTK may be deemed to share voting and investment power over the Common Shares beneficially owned by OTK. Each of the managers and OTK expressly disclaims status as a “group” for purposes of this Schedule 13D.
     (b) OTK has sole voting and investment power over the 4,500,000 Common Shares reported above as beneficially owned by it. OTK is managed by Robert S. Taubman and Michael E. Olshan, with actions taken and made by, or with the written consent of, both of them. As a result the managers of OTK may be deemed to share voting and investment power over the Common Shares beneficially owned by OTK. Each of the managers and OTK expressly disclaims status as a “group” for purposes of this Schedule 13D.
     (c) No transactions in the Common Shares were effected by the Reporting Persons, to the knowledge of the Reporting Persons, during the 60 days prior to March 18, 2011.
     (d) Other than the members of OTK, no person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The summary of the letter from the Committee to OTK Associates, LLC described in Item 4 above is incorporated by reference into this Item 6. Reference is made to Exhibit D for the complete terms of the letter.
Item 7. Material to be Filed as Exhibits
Exhibit A — Limited Liability Company Agreement of OTK Associates, LLC, effective January 22, 2008, as amended effective February 27, 2008, incorporated by reference to Exhibit A to OTK’s Schedule 13D dated February 27, 2008 and filed March 4, 2008.
Exhibit B — Second Amendment to Limited Liability Company Agreement of OTK Associates, LLC, effective July 16, 2008, incorporated by reference to Exhibit B
 Page 7 of 11 pages

CUSIP No. 61748W108
to OTK’s Amendment No. 1 to Schedule 13D dated July 25, 2008 and filed July 28, 2008.
Exhibit C — Agreement of Joint Filing among the Reporting Persons, dated as of July 25, 2008, incorporated by reference to Exhibit C to OTK’s Amendment No. 1 to Schedule 13D dated July 25, 2008 and filed July 28, 2008.
Exhibit D — Letter from the Corporate Governance and Nominating Committee of the Board of Directors of the Company to OTK Associates, LLC, dated March 18, 2011.
 Page 8 of 11 pages

CUSIP No. 61748W108
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2011	OTK ASSOCIATES, LLC
	By:	/s/ ROBERT S. TAUBMAN
Robert S. Taubman
	Its:	Manager

	By:	/s/ MICHAEL E. OLSHAN
Michael E. Olshan
	Its:	Manager

Dated: March 21, 2011	/s/ ROBERT S. TAUBMAN
Robert S. Taubman

Dated: March 21, 2011	/s/ MICHAEL E. OLSHAN
Michael E. Olshan

 Page 9 of 11 pages

CUSIP No. 61748W108
EXHIBIT INDEX
Exhibit Number and Description
A.	Limited Liability Company Agreement of OTK Associates, LLC, effective January 22, 2008, as amended effective February 27, 2008, incorporated by reference to Exhibit A to OTK’s Schedule 13D dated February 27, 2008 and filed March 4, 2008.
B.	Second Amendment to Limited Liability Company Agreement of OTK Associates, LLC, effective July 16, 2008, incorporated by reference to Exhibit B to OTK’s Amendment No. 1 to Schedule 13D dated July 25, 2008 and filed July 28, 2008.
C.	Agreement of Joint Filing among the Reporting Persons, dated as of July 25, 2008, incorporated by reference to Exhibit C to OTK’s Amendment No. 1 to Schedule 13D dated July 25, 2008 and filed July 28, 2008.
D.	Letter from the Corporate Governance and Nominating Committee of the Board of Directors of the Company to OTK Associates, LLC, dated March 18, 2011.
 Page 10 of 11 pages

EXHIBIT D
[Morgans Hotel Group letterhead]
March 18, 2011
OTK Associates, LLC
200 E. Long Lake Road, Suite 300
Bloomfield Hills, Michigan 48304
Attention: Robert S. Taubman, Michael E. Olshan and Jason Taubman Kalisman
Dear Bobby, Michael and Jason:
          David Hamamoto has shared with us his recent conversations regarding the investment by OTK Associates, LLC in Morgans Hotel Group Co. OTK has been a substantial investor in Morgans for over three years and we greatly appreciate the positive and constructive dialogue that you have had with our management. We, and management, would like to facilitate continuing those positive contributions by OTK as Morgans continues to execute on its business strategy.
          We are in the process of identifying those nominees we will recommend to the Board of Directors to stand for election at the annual meeting of stockholders, which will be held on May 18, 2011. We would like to invite Jason to be among those nominees, and to join the Board effective upon the resignation of Marc Gordon from the Board. We will recommend to the Board the election of Jason upon the creation of this vacancy and his nomination for re-election at the 2011 annual meeting.
          Please feel free to give me a call if you have any questions. We look forward to finalizing the nomination process.
The Corporate Governance and
Nominating Committee of Morgans
Hotel Group Co.
 Page 11 of 11 pages